Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of FirstMerit Corporation for the registration of common stock, preferred stock, depositary shares, warrants to purchase common stock or preferred stock, senior and subordinated debt securities, and units that include any of these securities and to the incorporation by reference therein of our report dated February 27, 2012, with respect to the consolidated financial statements of Citizens Republic Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, and in FirstMerit Corporation’s Current Report on Form 8-K dated November 21, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Detroit, Michigan

November 16, 2012